Exhibit 99.1

Zai Lab Limited Appoints Billy Cho as Chief Financial Officer

SHANGHAI, China. March 5, 2018: Zai Lab Limited (NASDAQ: ZLAB), a Shanghai-based innovative biopharmaceutical company, today announced the appointment of Billy Cho as Chief Financial Officer. Mr. Cho joins from Citigroup where he was the Managing Director and Head of Asia Healthcare Investment Banking.

“We are very excited to welcome Billy as part of the Zai Lab team and as our Chief Financial Officer,” said Samantha Du, Chairman and Chief Executive Officer at Zai Lab. “I have known Billy for many years and his extensive background in the sector globally, along with his proven capabilities in leadership, finance and strategic thinking, will greatly strengthen and complement our management team and allow us to continue advancing Zai Lab into a fully-integrated, global biopharmaceutical company.”

Mr. Cho has nearly 18 years of experience in the healthcare industry across the US and Asia. Based in Hong Kong for the past seven years, Mr. Cho was responsible for healthcare client coverage at Citigroup across the Asia Pacific region and led many important healthcare transactions in China including Zai Lab’s US IPO. Prior to this, he was based in New York in healthcare M&A investment banking and also spent time in corporate development for a pharmaceutical services company. Mr. Cho started his career at Ernst & Young performing financial audits of US-based healthcare companies.

“I strongly believe this is the time to join Samantha and Zai Lab’s talented leadership team to help bring transformative medicines to China and globally,” said Billy Cho. “The Company is advancing its late-stage pipeline with drugs that are expected to dramatically improve treatment options for cancer, autoimmune and infectious diseases. I look forward to complementing the already exceptional team Samantha has helped build at Zai Lab as we continue to execute on its vision of bringing innovative therapies to China and beyond.”

Mr. Cho earned his MBA from the Wharton School of the University of Pennsylvania.

About Zai Lab

Zai Lab (NASDAQ: ZLAB) is a Shanghai-based innovative biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. The company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast growing segments of China’s pharmaceutical market and global unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

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Contact:

Zai Lab

Jonathan Wang

+86 21 6163 2588

jwang@zailaboratory.com

The Trout Group

John Graziano

+1 646 378 2942

jgraziano@troutgroup.com